UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 24, 2016

(Date of Report (Date of earliest event reported))

STREETSHARES, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-4390152
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1985 Isaac Newton Square West, Suite 103, Reston, VA	20190
(Address of principal executive offices)	(ZIP Code)

571-325-2966

(Registrant’s telephone number, including area code)

Debt Securities

(Title of each class of securities issued pursuant to Regulation A)

Item 6.             Changes in Control of Issuer

On February 24, 2016, in connection with below-referenced Series A equity financing, StreetShares, Inc. (the “Company”) reconstituted its board of directors (the “Board”). One of the common shareholder Board representatives was eliminated, resulting in the resignation of Hayley Chang from the Board. Similarly, the two preferred shareholder representatives from the Series Seed financing relinquished their formal director positions in exchange for observer rights, resulting in the resignations of Paul Breloff and Don Rogers from the Board. As part of the Series A equity financing, the Company appointed two new directors as preferred shareholder representatives: Alexander Acree, Managing Director of Fenway Summer Ventures GP, LLC, the General Partner of Fenway Summer Ventures; and Gary Simonson, Manager of Endeavor Equity Holdings, LLC. The fifth seat on the Board remains vacant until it is filled following the final closing date of the Series A financing.

Item 8.             Certain Unregistered Sales of Equity Securities

On February 24, 2016, the Company completed the initial closing of its Series A financing. To date, the Company issued 7,727,893 shares of preferred stock for aggregate consideration of $4.5 million, as calculated based on a per-share price of $0.59007. At the same time, the Company issued 5,124,799 shares of preferred stock by converting all of the convertible debt securities referenced in Item 1 and Item 6 of the Company’s Form 1-A Offering Circular for a per-share price of $0.50156. The Securities Act exemption relied upon by the Company from the registration requirements of such Act is Rule 506(b) of Regulation D. Each investor that the Company has sold securities to, or will sell securities to, is an accredited investor within the meaning of Rule 501 of Regulation D.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STREETSHARES, INC.

By:	/s/ Hayley Chang
Name: Title:	Hayley Chang General Counsel

Date: March 1, 2016